UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Colliers International Group Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

194693107

(CUSIP Number)

Jay Hennick

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

416-960-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 194693107

1	NAME OF REPORTING PERSON

JAY S. HENNICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,198,220*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,198,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,198,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof.

2

CUSIP NO. 194693107

1	NAME OF REPORTING PERSON

HENSET CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,996,420*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,996,420*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,996,420*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof.

3

CUSIP NO. 194693107

1	NAME OF REPORTING PERSON

THE JAY AND BARBARA HENNICK FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		201,800
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

201,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 194693107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Subordinate Voting Shares, no par value (the “Shares”), of Colliers International Group Inc., an Ontario, Canada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4.

Item 2.	Identity and Background.
(a)	This statement is filed by Jay S. Hennick, Henset Capital Inc., an Ontario, Canada corporation (“Henset Capital”), of which Mr. Hennick serves as the sole director and the Chairman, Chief Executive Officer and President, and The Jay and Barbara Hennick Family Foundation, a Canadian not-for-profit corporation (the “Foundation”), of which Mr. Hennick serves as the President and a director. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Henset Capital and the Foundation.

(b)	The principal business address of each of the Reporting Persons is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4.
(c)	The principal occupation of Mr. Hennick is serving as the Chairman and Chief Executive Officer of the Issuer and as the Chairman of the Board of FirstService Corporation (“FirstService”). The principal business of Henset Capital is to act as a holding company for certain investments of Mr. Hennick. The principal business of the Foundation is serving as a private charitable foundation.
(d)	No Reporting Person, nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person, nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Hennick and each of the persons listed on Schedule A hereto is a citizen of Canada.
5

CUSIP NO. 194693107

Item 3.	Source and Amount of Funds or Other Consideration.

As the founder of the Issuer, Mr. Hennick held, through Henset Capital, certain securities of a predecessor entity to the Issuer, which securities were converted, prior to the initial public offering of the Issuer, into Shares of the Issuer and 1,325,694 Multiple Voting Shares of the Issuer (or 100% of the outstanding Multiple Voting Shares of the Issuer). In addition, certain of Mr. Hennick’s Shares, held, through Henset Capital, were obtained through the exercise of stock options and other equity awards that were granted to Mr. Hennick during his tenure as an officer and/or director of the Issuer. The Shares held by the Foundation were gifted by Mr. Hennick, through Henset Capital.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 4.	Purpose of Transaction.

Mr. Hennick is the founder, Chairman and Chief Executive Officer of the Issuer. Except in Mr. Hennick’s capacity as Chairman and Chief Executive Officer of the Issuer or as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 37,552,292 Shares outstanding, as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 2, 2017.

A.       Henset Capital

(a)	As of the close of business on December 15, 2017, Henset Capital beneficially owned directly 2,996,420 Shares, which includes 1,325,694 Multiple Voting Shares of the Issuer that can be converted into Shares at any time.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,996,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,996,420

(c)	The transactions in the Shares by Henset Capital during the past sixty (60) days are set forth on Schedule B hereto.
6

CUSIP NO. 194693107

B.	Mr. Hennick
(a)	As the sole director and voting shareholder of Henset Capital, Mr. Hennick may be deemed the beneficial owner of the 2,996,420 Shares beneficially owned by Henset Capital, which includes 1,325,694 Multiple Voting Shares of the Issuer that can be converted into Shares at any time. As the President and a director of the Foundation, with voting and dispositive power over the Shares it owns, Mr. Hennick may also be deemed the beneficial owner of the 201,800 Shares beneficially owned by the Foundation.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,198,220
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,198,220

(c)	Mr. Hennick has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Henset Capital and the Foundation during the past sixty (60) days are set forth on Schedule B hereto.
C.	Foundation
(a)	As of the close of business on December 15, 2017, the Foundation beneficially owned directly 201,800 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 201,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 201,800

(c)	The transactions in the Shares by the Foundation during the past sixty (60) days are set forth on Schedule B hereto.
(d)	No person, other than Mr. Hennick, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 15, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement among Jay S. Hennick, Henset Capital Inc. and The Jay and Barbara Hennick Family Foundation, dated December 15, 2017.

7

CUSIP NO. 194693107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017

HENSET CAPITAL INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chief Executive Officer and President

/s/ Jay S. Hennick
Jay S. Hennick

THE JAY AND BARBARA HENNICK FAMILY FOUNDATION

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President

8

CUSIP NO. 194693107

SCHEDULE A

Director and Officers of Henset Capital Inc.

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Sole director, Chairman, CEO and President	See Item 2	See Item 2

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Barbara Hennick Executive Vice President	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Lynda Cralli Secretary	Assistant Secretary of both Colliers International Group Inc. and FirstService Corporation.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Director and Officers of The Jay and Barbara Hennick Family Foundation

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick President and Director	See Item 2	See Item 2

Barbara Hennick Secretary and Director	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Bradley M. Hennick Director	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

CUSIP NO. 194693107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Date	Transaction
10/31/17	Henset Capital gifted 124,800 Shares to the Foundation